MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update                                   6/30/2007
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

Period	NAV	Dividend	Inception to	For the period ending		Average Annual
Ending	per share	Paid	Date (%)	30-Jun-07	Total Return	Compound Rate of Return
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%	One Year	21.61%	21.61%
12/31/2006	12.24	0.28	26.72	Three Years
6/30/2007	13.14	0.00	36.04	Five Years
				Ten Years
				Since Inception (01/31/05)	36.04%	13.62%

Portfolio @	6/30/2007

APPAREL - 2.8%
VF Corp.

AUTO COMPONENTS - 2.6%
Autoliv, Inc. (Sweden)

BANKING - 2.4%
Comerica, Inc.

BASIC MATERIALS - 5.4%
PPG Industries, Inc.
Rohm & Haas Co.

BROKERAGE & MONEY MANAGEMENT - 5.4%
Federated Investors, Inc. Class B
Waddell & Reed Financial, Inc. Class A

BUILDING-TOOLS & MACHINERY - 2.6%
Stanley Works (The)

BUSINESS PRODUCTS - 2.9%
Diebold, Inc.

BUSINESS SERVICES - 2.7%
R. R. Donnelley & Sons Co.

CHEMICALS - 5.4%
E.I. du Pont de Nemours & Co.
RPM International, Inc.

CONSUMER PRODUCTS - 2.6%
Reynolds American, Inc.

DIVERSIFIED OPERATIONS - 5.4%
3M Co.
Eaton Corp.

ELECTRICAL EQUIPMENT - 5.4%
Emerson Electric Co.
Hubbell, Inc. Class B

FURNITURE & FIXTURES - 2.4%
Leggett & Platt, Inc.

HEALTHCARE PRODUCTS - 2.5%
Johnson & Johnson

INDUSTRIAL PRODUCTS - 2.6%
Bemis Co., Inc.

INDUSTRIAL SERVICES - 5.4%
Genuine Parts Co.
Waste Management, Inc.

INSURANCE - 5.0%
Lincoln National Corp.
Mercury General Corp.

INSURANCE BROKERS - 2.7%
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT - 2.6%
Carnival Corp.

OFFICE SUPPLIES - 2.6%
Avery Dennison Corp.

OIL & GAS - 5.3%
BP plc ADR (United Kingdom)
Chevron Corp.

PAPER/FOREST PRODUCTS - 5.1%
Kimberly-Clark Corp.
Sonoco Products Co.

RETAIL - 2.7%
Limited Brands, Inc.

TECHNOLOGY - 3.0%
Intel Corp.

TELECOMMUNICATIONS SERVICES - 2.8%
AT&T, Inc.

TOYS - 2.5%
Mattel, Inc.

TRANSPORTATION - 2.6%
United Parcel Service, Inc. Class B

Breakdowns -
Common Stock Cost	$35,221,977
Common Stock %	95.4%
US Treasury Bills	0.0%
Cash and Other Assets Less
Liabilities	4.6%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update                                   6/30/2007
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

Period	NAV	Dividend	Inception to	For the period ending		Average Annual
Ending	per share	Paid	Date (%)	30-Jun-07	Total Return	Compound Rate of Return
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%	One Year	19.69%	19.69%
12/31/1985	13.01	0.10	31.24	Three Years	35.24%	10.59%
12/31/1986	13.57	1.23	48.37	Five Years	80.38%	12.52%
12/31/1987	11.51	1.24	36.86	Ten Years	226.93%	12.58%
12/31/1988	13.59	0.00	61.59	Fifteen Years	605.54%	13.91%
12/31/1989	15.09	1.12	93.28	Since Inception (8/1/84)	1945.36%	14.08%
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
6/30/2007	42.74	0.00	1945.36

Portfolio @	6/30/2007

AEROSPACE/DEFENSE - 2.7%
BE Aerospace, Inc.*

APPAREL - 2.3%
Carter’s, Inc.*

BANKING - 5.5%
Annaly Capital Manangement, Inc. REIT
SVB Financial Group*
UCBH Holdings, Inc.

BROKERAGE & MONEY MANAGEMENT - 4.8%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUSINESS PRODUCTS - 2.7%
Diebold, Inc.

BUSINESS SERVICES - 3.7%
CSG Systems International, Inc.*
Global Payments, Inc.

CELLULAR COMMUNICATIONS - 2.4%
American Tower Corp. Class A*

CHEMICALS - 2.4%
RPM International, Inc.

CONSTRUCTION - 2.4%
Granite Construction, Inc.

CONSUMER SERVICES - 4.0%
Regis Corp.
Rollins, Inc.

ENERGY - 0.9%
FMC Technologies, Inc. *

HEALTHCARE INFORMATION SERVICES - 2.5%
Cerner Corp.*

HEALTHCARE PRODUCTS - 7.7%
C. R. Bard, Inc.
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTHCARE SERVICES - 6.1%
Apria Healthcare Group, Inc.*
DaVita, Inc.*
Laboratory Corp. of America Holdings*

HOTELS & LODGING - 1.7%
Las Vegas Sands Corp.*

INDUSTRIAL PRODUCTS - 4.1%
Airgas, Inc.
Dionex Corp.*

INDUSTRIAL SERVICES - 3.3%
Allied Waste Industries, Inc.*
Republic Services, Inc.

INSURANCE - 2.5%
Mercury General Corp.

INSURANCE BROKERS - 4.8%
Brown & Brown, Inc.
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT - 3.7%
Royal Caribbean Cruises, Ltd.
Winnebago Industries, Inc.

RESTAURANTS - 3.6%
CBRL Group, Inc.
Darden Restaurants, Inc.

RETAIL - 6.1%
Bed Bath & Beyond, Inc.*
PetSmart, Inc.
Ross Stores, Inc.

TECHNOLOGY - 5.3%
International Rectifier Corp.*
Transaction Systems Architects, Inc.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE - 6.5%
Advent Software, Inc.*
BEA Systems, Inc.*
Cognos, Inc. (Canada)*

TRANSPORTATION - 1.0%
AirTran Holdings, Inc.*

WHOLESALE - 2.4%
United Stationers, Inc.*

REIT — Real Estate Investment Trust
*     Non-income producing securities

Breakdowns -
Common Stock Cost	$1,526,044,643
Common Stock %	95.1%
US Treasury Bills	2.2%
Cash and Other Assets Less
Liabilities	2.7%

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update                                   6/30/2007
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to	For the period ending		Average Annual
Ending	per share	Paid	Date (%)	30-Jun-07	Total Return	Compound Rate of Return
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%	One Year	23.90%	23.90%
12/30/1995	11.91	0.00	19.10	Three Years	43.64%	12.83%
12/31/1996	14.85	0.86	57.62	Five Years	91.03%	13.82%
12/31/1997	15.86	2.23	91.30	Ten Years	366.53%	16.65%
12/31/1998	18.32	0.47	127.54	Since Inception (2/94)	761.62%	17.46%
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
6/30/2007	38.79	0.00	761.62

Portfolio @	6/30/2007

AEROSPACE/DEFENSE - 2.5%
BE Aerospace, Inc.*

AGRICULTURE - 3.5%
Bunge, Ltd.
Universal Corp.

APPAREL - 4.3%
Hanesbrands, Inc.*
Liz Claiborne, Inc.
Quiksilver, Inc.*

BANKING - 6.8%
Annaly Capital Management, Inc. REIT
Friedman, Billings, Ramsey Group, Inc. Class A
JPMorgan Chase & Co.
Regions Financial Corp.
Stewart Information Services Corp.

BASIC MATERIALS - 0.4%
Barrick Gold Corp. (Canada)

BROKERAGE & MONEY MANAGEMENT - 2.0%
Federated Investors, Inc. Class B

BUSINESS PRODUCTS - 2.8%
Diebold, Inc.

BUSINESS SERVICES - 1.1%
Hewitt Associates, Inc. Class A*

CONSUMER PRODUCTS - 7.9%
Avon Products, Inc.
Blount International, Inc.*
Briggs & Stratton Corp.
Electronic Arts, Inc.*
Helen of Troy, Ltd.* (Bermuda)
Pactiv Corp.*

CONSUMER PRODUCTS/FOOD & BEVERAGE - 4.1%
Anheuser-Busch Cos., Inc.
International Flavors & Fragrances, Inc.

EDUCATION - 1.2%
Corinthian Colleges, Inc.*

ENERGY - 3.0%
GlobalSanteFe Corp.
Hanover Compressor Co.*
International Coal Group, Inc.*

HEALTHCARE PRODUCTS - 9.2%
American Medical Systems Holdings, Inc.*
Baxter International, Inc.
Beckman Coulter, Inc.
Cooper Cos, Inc. (The)
STERIS Corp.

HEALTHCARE SERVICES - 1.3%
Apria Healthcare Group, Inc.*

INDUSTRIAL PRODUCTS - 9.4%
Albany International Corp. Class A
Cabot Corp.
Chemtura Corp.
Dionex Corp.*
Mine Safety Appliances Co.
Schnitzer Steel Industries, Inc. Class A
Sealed Air Corp.

INDUSTRIAL SERVICES - 2.7%
ABM Industries, Inc.
SYSCO Corp.
Waste Management, Inc.

INFORMATION TECHNOLOGY SERVICES - 1.0%
CACI International, Inc. Class A*

INSURANCE - 0.5%
XL Capital, Ltd. Class A (Bermuda)

INSURANCE BROKERS - 3.2%
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT - 1.1%
Polaris Industries, Inc.

OIL & GAS - 3.0%
BP plc ADR (United Kingdom)
Kinder Morgan Management, LLC*

PHARMACEUTICALS - 4.5%
Charles River Laboratories International, Inc.*
MGI Pharma, Inc.*
Schering-Plough Corp.

REAL ESTATE - 0.1%
Apartment Investment & Management Co. Class A RE

RETAIL - 1.5%
Rent-A-Center, Inc.*

TECHNOLOGY - 8.7%
Analog Devices, Inc.
Avid Technology, Inc.*
comScore, Inc.*
Entegris, Inc.*
Intel Corp.
Intermec, Inc.*
Spreadtrum Communications, Inc. ADR* (China)
Western Digital Corp.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE - 1.7%
Cognos, Inc.* (Canada)

TELECOMMUNICATIONS EQUIPMENT - 1.8%
Nokia Oyj ADR (Finland)

UTILITIES - 5.3%
Dynegy, Inc. Class A*
Hawaiian Electric Industries, Inc.
Progress Energy, Inc.

ADR — American Depository Receipt
REIT — Real Estate Investment Trust
*     Non-income producing securities

Breakdowns -
Common Stock Cost	$1,459,519,616
Common Stock %	94.6%
U.S. Treasury Bills	2.4%
Cash and Other Assets Less
Liabilities	3.0%

MERIDIAN FUND, INC.
Top 10 Holdings
as of
6/30/2007
Top 10 Holdings
Meridian Equity Income Fund

		Percentage
Holding	Market Value	of Portfolio
Intel Corp.	$1,300,266	3.0%
Waste Management, Inc.	1,237,495	2.9
Diebold, Inc.	1,235,835	2.9
VF Corp.	1,208,856	2.8
AT&T, Inc.	1,202,670	2.8
Chevron Corp.	1,196,208	2.8
Hubbell, Inc. Class B	1,190,129	2.8
3M Co.	1,183,816	2.7
RPM International, Inc.	1,183,810	2.7
Rohm & Haas Co.	1,175,620	2.7

Net Assets	$43,188,114
Meridian Growth Fund

		Percentage
Holding	Market Value	of Portfolio
DENTSPLY International, Inc.	$59,149,960	2.9%
BE Aerospace, Inc.	55,172,670	2.7
Diebold, Inc.	54,983,565	2.7
Willis Group Holdings, Ltd. (United Kingdom)	54,010,070	2.6
C. R. Bard, Inc.	53,707,434	2.6
Cerner Corp.	51,877,208	2.5
Mercury General Corp.	51,757,989	2.5
Dionex Corp.	51,723,314	2.5
BEA Systems, Inc.	50,995,250	2.5
Affiliated Managers Group, Inc.	50,216,400	2.4

Net Assets	$2,066,749,916
Meridian Value Fund

		Percentage
Holding	Market Value	of Portfolio
Willis Group Holdings, Ltd.	$58,247,320	3.2%
Diebold, Inc.	50,216,400	2.8
Baxter International, Inc.	47,736,882	2.6
Avon Products, Inc.	47,378,100	2.6
BE Aerospace, Inc.	46,363,380	2.5
Beckman Coulter, Inc.	46,090,968	2.5
Anheuser-Busch Cos., Inc.	41,446,336	2.3
JPMorgan Chase & Co.	41,182,500	2.3
Intel Corp.	38,063,520	2.1
Dynegy, Inc. Class A	37,970,512	2.1

Net Assets	$1,819,440,225

Top Ten Sectors
6/30/2007
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets

Brokerage & Money Management	$2,339,604	5.4%
Chemicals	$2,331,777	5.4%
Electrical Equipment	$2,330,879	5.4%
Basic Materials	$2,324,120	5.4%
Industrial Services	$2,322,990	5.4%
Diversified Operations	$2,320,276	5.4%
Oil & Gas	$2,307,164	5.3%
Paper/Forest Products	$2,185,574	5.1%
Insurance	$2,156,085	5.0%
Technology	$1,300,266	3.0%

Total Net Assets	$43,188,114
Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets

Healthcare Products	$160,173,714	7.7%
Tech-Software	$134,087,951	6.5%
Healthcare Services	$126,631,635	6.1%
Retail	$126,425,383	6.1%
Banking	$114,751,208	5.5%
Technology	$108,632,498	5.3%
Insurance Brokers	$98,705,219	4.8%
Brokerage & Money Management	$98,627,176	4.8%
Industrial Products	$84,059,023	4.1%
Consumer Services	$83,172,151	4.0%

Total Net Assets	$2,066,749,916
Meridian Value Fund

	Market	Pct.
Sector	Value	Assets

Industrial Products	$171,517,554	9.4%
Healthcare Products	$168,119,322	9.2%
Technology	$158,311,309	8.7%
Consumer Products	$143,547,926	7.9%
Banking	$123,451,782	6.8%
Utilities	$97,174,087	5.3%
Pharmaceuticals	$81,102,528	4.5%
Apparel	$78,769,615	4.3%
Consumer Products/Food & Beverage	$75,217,414	4.1%
Agriculture	$63,023,438	3.5%

Total Net Assets	$1,819,440,225